UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42288

Cuprina Holdings (Cayman) Limited

(Registrant’s Name)

c/o Blk 1090 Lower Delta Road #06-08

Singapore 169201

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Submission of Matters to a Vote of Security Holders.

On May 14, 2026, Cuprina Holdings (Cayman) Limited (the “Company”) held the Company’s 2026 Annual Meeting of Shareholders (the “Annual Meeting”) at c/o Blk 1090 Lower Delta Road #06-08, Singapore 169201, and via live webcast. On April 16, 2026 (the “Record Date”), the record date for the Annual Meeting, there were 7,365,000 of the Company’s Class A Ordinary Shares and 14,085,000 of the Company’s Class B Ordinary Shares issued and outstanding and entitled to vote at the Annual Meeting. 205,469 Class A Ordinary Shares, which represented approximately 2.79% of the votes of the outstanding Class A Ordinary Shares in the Company and 14,085,000 Class B Ordinary Shares, which represented 100% of the votes of the outstanding Class B Ordinary Shares in the Company, of which were represented in person or by proxy. Each holder of the Company’s Class A Ordinary Shares shall be entitled to one vote in respect of each Class A Ordinary Share held by such holder on the Record Date. Each holder of the Company’s Class B Ordinary Shares shall be entitled to ten (10) votes in respect of each Class B Ordinary Share held by such holder on the Record Date. Nine items of business were acted upon by the Company’s shareholders at the Annual Meeting, each of which was approved by the shareholders.

1. Shareholders approved the appointment of J&S Associate PLT as auditors of the Company for the fiscal year ending December 31, 2025, and to authorise the audit committee of the Company to fix the remuneration of the auditors. The voting results were as follows:

For (Class A Ordinary Shares)	For (Class B Ordinary Shares)	Against	Abstain
170,755	140,085,000	30,117	4,597

2. Shareholders approved the re-election of the following persons as Directors of the Company, pursuant to the Company’s Amended and Restated Memorandum and Articles of Association currently in effect, and who, being eligible, offer themselves for re-election as Directors. The voting results were as follows:

	FOR (Class A Ordinary Shares)	FOR (Class B Ordinary Shares)	AGAINST	ABSTAIN
David Quek Yong Qi (Director)	167,485	140,085,000	37,936	48
Teo Peng Kwang (Non-executive director)	167,497	140,085,000	37,936	36
Jimmy Lee Peng Siew (Non-executive director)	172,082	140,085,000	33,351	36
Koh Pee Keat	170,444	140,085,000	34,989	36
Ng Wei Chean	170,444	140,085,000	30,404	4,621
Natasha Kaur Raina	186,353	140,085,000	14,495	4,621

3. Shareholders approved that (A) the Company undertakes a share consolidation whereby (i) 7,365,000 issued Class A Ordinary Shares of a nominal or par value of US$0.001 each, held by the existing shareholders of the Company be consolidated into 920,625 Class A Ordinary Shares of a nominal or par value of US$0.008 each, having the rights and being subject to the restrictions set out in the Existing M&A; (ii) 17,635,000 authorised but unissued Class A Ordinary Shares of a nominal or par value of US$0.001 each in the capital of the Company be consolidated into 2,204,375 Class A Ordinary Shares of a nominal or par value of US$0.008 each, having the rights and being subject to the restrictions set out in the Existing M&A; (iii) 14,085,000 issued Class B Ordinary Shares of a nominal or par value of US$0.001 each, held by the existing shareholders of the Company be consolidated into 1,760,625 Class B Ordinary Shares of a nominal or par value of US$0.008 each, having the rights and being subject to the restrictions set out in the Existing M&A; and (iv) 10,915,000 authorised but unissued Class B Ordinary Shares of a nominal or par value of US$0.001 each in the capital of the Company be consolidated into 1,364,375 Class B Ordinary Shares of a nominal or par value of US$0.008 each, having the rights and being subject to the restrictions set out in the Existing M&A, (collectively, (i) to (iv) above, the “Share Consolidation” and the “Share Consolidation Proposal”), (B) pursuant to the Share Consolidation, the authorised share capital of the Company will be changed (i) FROM: US$50,000 divided into 50,000,000 Ordinary Shares of nominal or par value of US$0.001 each, comprising 25,000,000 Class A Ordinary Shares of nominal or par value of US$0.001 each and 25,000,000 Class B Ordinary Shares of nominal or par value of US$0.001 each. (ii) TO: US$50,000 divided into 6,250,000 Ordinary Shares of nominal or par value of US$0.008 each, comprising 3,125,000 Class A Ordinary Shares of nominal or par value of US$0.008 each and 3,125,000 Class B Ordinary Shares of nominal or par value of US$0.008 each, (C) all fractional entitlements resulting from the Share Consolidation will not be issued to the shareholders of the Company and the Company is authorised to round up any fractional shares resulting from the Share Consolidation such that each shareholder will be entitled to receive one consolidated share in lieu of any fractional share that would have resulted from the Share Consolidation. The voting results were as follows:

For (Class A Ordinary Shares)	For (Class B Ordinary Shares)	Against	Abstain
178,950	140,850,000	25,923	206

4. Shareholders approved the change in voting rights of holders of Class B Ordinary Shares from 10 votes per Class B Ordinary Share to 100 votes per Class B Ordinary Share (the “Increase of Class B Voting Rights Proposal”). The voting results were as follows:

For (Class A Ordinary Shares)	For (Class B Ordinary Shares)	Against	Abstain
173,320	140,850,000	31,949	200

5. Shareholders approved the authorised share capital of the Company to be increased with effect immediately after the Share Consolidation: (i) FROM: US$50,000 divided into 6,250,000 Ordinary Shares of nominal or par value of US$0.008 each, comprising (a) 3,125,000 Class A Ordinary Shares of nominal or par value of US$0.008 each and (b) 3,125,000 Class B Ordinary Shares of nominal or par value of US$0.008 each; and (ii) TO: US$100,000 divided into 12,500,000 Ordinary Shares of nominal or par value of US$0.008 each, comprising (a) 6,250,000 Class A Ordinary Shares of nominal or par value of US$0.008 each and (b) 6,250,000 Class B Ordinary Shares of nominal or par value of US$0.008 each (the “Increase of Authorised Share Capital Proposal”). The voting results were as follows:

For (Class A Ordinary Shares)	For (Class B Ordinary Shares)	Against	Abstain
172,814	140,850,000	31,149	1,506

6. Shareholders approved that subject to the Share Consolidation Proposal, the Increase of Class B Voting Rights Proposal, and the Increase of Authorised Share Capital Proposal taking effect, the proposed Second Amended and Restated Memorandum and Articles of Association of the Company, the form of which is set forth in Appendix A to the proxy statement, be adopted in its entirety and in substitution for and to the exclusion of the currently effective Amended and Restated Memorandum and Articles of Association of the Company (the “M&A Amendment Proposal”). The voting results were as follows:

For (Class A Ordinary Shares)	For (Class B Ordinary Shares)	Against	Abstain
172,672	140,850,000	31,097	1,700

7. Shareholders approved the Cuprina 2026 Employee Incentive Plan, the form of which is set forth in Appendix B to the proxy statement. The voting results were as follows:

For (Class A Ordinary Shares)	For (Class B Ordinary Shares)	Against	Abstain
177,628	140,850,000	27,841	0

8. Shareholders approved the potential issuance, in one or more public or non-public financing transactions (the terms, pricing and method of issuance to be determined by the directors of the Company at a later date), of: (i) Ordinary Shares which may result in a change of control under Nasdaq Listing Rules; or (ii) 20% or more of the outstanding Class A Ordinary Shares of the Company. The voting results were as follows:

For (Class A Ordinary Shares)	For (Class B Ordinary Shares)	Against	Abstain
174,856	140,850,000	30,413	200

9. Shareholders approved to direct the chairman of the annual general meeting to adjourn the annual general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are insufficient votes to approve the proposals 1 to 8 above. The voting results were as follows:

For (Class A Ordinary Shares)	For (Class B Ordinary Shares)	Against	Abstain
174,817	140,850,000	27,452	3,200

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cuprina Holdings (Cayman) Limited

By:	/s/ David Quek Yong Qi
Name:	David Quek Yong Qi
Title:	Chief Executive Officer and Director

Date: May 14, 2026